UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

Advanced Business Park, 9th Fl, Bldg C2,

29 Lanwan Lane, Hightech District,

Zhuhai, Guangdong 519080, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Entry into Material Definitive Agreements

Reference is made to the previous disclosures on Form 6-K of Powerbridge Technologies Co., Ltd. (Nasdaq: PBTS) (the “Company”) (collectively, “Previous Disclosure”) filed with the Securities and Exchange Commission (the “SEC”) (i) on January 18, 2022 and January 18, 2023 in relation to, among other, entry into definitive agreements in connection with the acquisition of the equity interest in SmartConn., Limited (“SmartConn”) and (ii) on June 28, 2022, December 30, 2022 and March 31, 2023 in relation to, among other, entry into definitive agreements in connection with the acquisition of the equity interest in BOXINRUI INTERNATIONAL HOLDINGS LIMITED (“Boxinrui”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Previous Disclosure.

Pursuant to the relevant clause under the supplement agreement the Company entered into with certain shareholders of SmartConn on January 5, 2023, the Company entered into an indemnity agreement with certain shareholders of SmartConn (“Certain SmartConn Shareholders”) on November 22, 2023, as a result of triggering certain financial covenant within two years of the Company holding more than 50% of equity interest in SmartConn. Pursuant to such indemnity agreement, the Company agreed to issue an aggregate of 53,388,709 Class A ordinary shares for nil consideration to Certain SmartConn Shareholders within 45 days of the date of such indemnity agreement, which was closed on December 28, 2023.

Pursuant to the relevant clause under the supplement agreement the Company entered into with fifteen individual shareholders of Boxinrui on March 28, 2023, the Company entered into an indemnity agreement with certain shareholders of Boxinrui (“Certain Boxinrui Shareholders”) on November 22, 2023, as a result of triggering certain financial covenant within two years of the Company holding more than 50% of equity interest in Boxinrui. Pursuant to such indemnity agreement, the Company agreed to issue an aggregate of 69,141,256 Class A ordinary shares for nil consideration to Certain Boxinrui Shareholders within 45 days of the date of such indemnity agreement, which was closed on December 28, 2023.

Corporate Governance

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, the board of directors of the Company elects to follow the Company’s home country rules for exemption from the requirement to obtain shareholder approval for issuance of securities, other than in a public offering, equal to 20% or more of the outstanding share capital or the voting power outstanding at a price that is less than the minimum price defined therein under Nasdaq Listing Rule 5635(d).

Other than those described above and disclosed in the Company’s annual report on Form 20-F, there are no significant differences between the Company’s corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 25, 2024

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

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